Filed by Prosperity Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Bancshares of Texas, Inc.
Commission File Number: 000-11155

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Cullen Zalman
Prosperity Bank Plaza	Senior Vice President – Banking and Corporate Activities
4295 San Felipe	281.269.7199
Houston, Texas 77027	cullen.zalman@prosperitybankusa.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

REPORTS THIRD QUARTER

2022 EARNINGS

•	Third quarter net income of $135.8 million and earnings per share (diluted) of $1.49
•	Third quarter net income increased $7.3 million or 5.7% compared to the second quarter 2022
•	Loans, excluding Warehouse Purchase Program and SBA Paycheck Protection Program loans, increased $530.8 million or 3.1% (12.5% annualized) during the third quarter
•	Allowance for credit losses on loans to total loans, excluding Warehouse Purchase Program and SBA Paycheck Protection Program loans, of 1.61%(1)
•	Nonperforming assets remain low at 0.06% of third quarter average interest-earning assets
•	Return (annualized) on third quarter average assets of 1.45%, average common equity of 8.24% and average tangible common equity of 16.44%(1)
•	Net interest margin on a tax equivalent basis increased 14 basis points to 3.11% during the third quarter
•	Increase in dividend of 5.8% to $0.55 for the fourth quarter 2022
•	Announced the signing of a definitive merger agreement with First Bancshares of Texas, Inc., headquartered in Midland, Texas
•	Announced the signing of a definitive merger agreement with Lone Star State Bancshares, Inc., headquartered in Lubbock, Texas

HOUSTON, October 26, 2022. Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank® (collectively, “Prosperity”), reported net income of $135.8 million for the quarter ended September 30, 2022 compared with $128.6 million for the same period in 2021. Net income per diluted common share was $1.49 for the quarter ended September 30, 2022 compared with $1.39 for the same period in 2021, an increase of 7.2%, and the annualized return on third quarter average assets was 1.45%. Additionally, loans, excluding Warehouse Purchase Program and SBA Paycheck Protection Program (“PPP”) loans, increased $530.8 million or 3.1% (12.5% annualized) during the third quarter of 2022. Nonperforming assets remain low at 0.06% of third quarter average interest-earning assets.

“This is an exciting time for Prosperity. On October 11, 2022, we announced the signing of definitive merger agreements with First Bancshares of Texas, Inc., headquartered in Midland, Texas and Lone Star State Bancshares, Inc., headquartered in Lubbock, Texas. On a pro forma basis, we will have over $6 billion in assets located in our West Texas market, and the number one market share in the combined Midland and Odessa markets and the number three market share in Lubbock,” said David Zalman, Prosperity’s Senior Chairman and Chief Executive Officer.

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(1)	Refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

“We also recently announced that the Board of Directors voted to increase the fourth quarter 2022 dividend to $0.55 a share. This represents a 6.0% increase in dividends declared in 2022 compared with 2021. The increase reflects the confidence the Board has in the continuing success of our company and in the communities we serve,” continued Zalman.

“With the Federal Reserve continuing to raise rates, our net interest margin continues to increase, which improves our earnings. This trend should continue as our assets reprice over time. We saw strong loan growth for the quarter, with loans, excluding Warehouse Purchase Program and PPP loans, increasing 12.5% on an annualized basis.  Our asset quality continues to be one of the best in banking with nonperforming assets of 0.06% of quarterly average interest-earning assets as of September 30, 2022,” added Zalman.

“Individuals and businesses continue to move to Texas and Oklahoma because of lower tax rates and a pro-business political environment,” stated Zalman.

“We are excited with our performance and the recently announced merger transactions and look forward to continuing to build our company. I want to thank our customers for their business and loyalty and our associates and board members for their work and dedication,” concluded Zalman.

Results of Operations for the Three Months Ended September 30, 2022

Net income was $135.8 million(2) for the three months ended September 30, 2022 compared with $128.6 million(3) for the same period in 2021, an increase of $7.2 million or 5.6%. The change was primarily due to an increase in securities interest income, partially offset by a decrease in loan interest income (including a decrease in PPP fees and interest income of $13.9 million), a decrease in loan discount accretion of $4.1 million, and an increase in interest expense. Net income per diluted common share was $1.49 for the three months ended September 30, 2022 compared with $1.39 for the same period in 2021. On a linked quarter basis, net income was $135.8 million(2) for the three months ended September 30, 2022 compared with $128.5 million(4) for the three months ended June 30, 2022, an increase of $7.3 million or 5.7%. The change was primarily due to an increase in loan interest income and securities interest income, partially offset by an increase in interest expense. Net income per diluted common share was $1.49 for the three months ended September 30, 2022 compared with $1.40 for the three months ended June 30, 2022. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended September 30, 2022 were 1.45%, 8.24% and 16.44%(1), respectively. Prosperity’s efficiency ratio (excluding net gains and losses on the sale or write down of assets and securities) was 41.38%(1) for the three months ended September 30, 2022.

Net interest income before provision for credit losses for the three months ended September 30, 2022 was $260.7 million compared with $248.6 million for the same period in 2021, an increase of $12.1 million or 4.9%. The change was primarily due to an increase in the average balance and average rates on investment securities and an increase in the average balance on loans held for investment, partially offset by a decrease in loan discount accretion of $4.1 million, a decrease in PPP fees and interest income of $13.9 million, and an increase in the average rates on interest-bearing liabilities. On a linked quarter basis, net interest income before provision for credit losses was $260.7 million compared with $248.5 million for the three months ended June 30, 2022, an increase of $12.2 million or 4.9%. The change was primarily due to an increase in the average balances and average rates on loans and average rates on investment securities, partially offset by an increase in the average rates on interest-bearing liabilities.

The net interest margin on a tax equivalent basis was 3.11% for the three months ended September 30, 2022 compared with 3.10% for the same period in 2021 and 2.97% for the three months ended June 30, 2022. The linked quarter increase was primarily due to higher average balances and average rates on loans and average rates on investment securities, partially offset by an increase in the average rates on interest-bearing liabilities.

Noninterest income was $34.7 million for the three months ended September 30, 2022 compared with $34.6 million for the same period in 2021. On a linked quarter basis, noninterest income was $34.7 million compared with $37.6 million for the three months ended June 30, 2022, a decrease of $2.9 million or 7.7%, primarily due to decreases in net gain on the sale or write-down of assets and other noninterest income.

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(2)	Includes purchase accounting adjustments of $997 thousand, net of tax, primarily comprised of loan discount accretion of $1.2 million for the three months ended September 30, 2022.
(3)	Includes purchase accounting adjustments of $4.3 million, net of tax, primarily comprised of loan discount accretion of $5.4 million for the three months ended September 30, 2021.
(4)	Includes purchase accounting adjustments of $103 thousand, net of tax, primarily comprised of loan discount accretion of $59 thousand for the three months ended June 30, 2022.
(5)	Includes purchase accounting adjustments of $5.2 million, net of tax, primarily comprised of loan discount accretion of $6.5 million for the nine months ended September 30, 2022.
(6)	Includes purchase accounting adjustments of $27.3 million, net of tax, primarily comprised of loan discount accretion of $33.9 million for the nine months ended September 30, 2021.

Noninterest expense was $122.2 million for the three months ended September 30, 2022 compared with $119.8 million for the same period in 2021, an increase of $2.4 million or 2.0%, primarily due to an increase in salaries and credit and debit card, data processing and software amortization.  On a linked quarter basis, noninterest expense decreased $664 thousand to $122.2 million compared with $122.9 million for the three months ended June 30, 2022.

Results of Operations for the Nine Months Ended September 30, 2022

Net income was $386.6 million(5) for the nine months ended September 30, 2022 compared with $392.5 million(6) for the same period in 2021. Net income per diluted common share was $4.22 for the nine months ended September 30, 2022 compared with $4.23 for the same period in 2021. Annualized returns on average assets, average common equity and average tangible common equity for the nine months ended September 30, 2022 were 1.37%, 7.88% and 15.83%(1), respectively. Prosperity’s efficiency ratio (excluding net gains and losses on the sale or write down of assets and securities) was 42.70%(1) for the nine months ended September 30, 2022.

Net interest income before provision for credit losses for the nine months ended September 30, 2022 was $749.1 million compared with $748.5 million for the prior year, an increase of $546 thousand.

The net interest margin on a tax equivalent basis for the nine months ended September 30, 2022 was 2.99% compared with 3.20% for the same period in 2021. The change was primarily due to a decrease in loan discount accretion of $27.4 million and a decrease in PPP fees and interest income of $36.1 million, partially offset by an increase in the average balances and rates on investment securities and a decrease in the average rate on interest-bearing liabilities.

Noninterest income was $107.4 million for the nine months ended September 30, 2022 compared with $104.2 million for the same period in 2021, an increase of $3.2 million or 3.1%. The increase was primarily due to an increase in NSF income, a net gain on the sale or write-down of assets and an increase in trust income, partially offset by a decrease in mortgage income.

Noninterest expense was $364.9 million for the nine months ended September 30, 2022 compared with $354.1 million for the same period in 2021, an increase of $10.9 million or 3.1%. The increase was primarily due to an increase in salaries and benefits, the change in net loss (gain) on sale or write-down of other real estate and an increase in credit and debit card and data processing expense.

Balance Sheet Information

At September 30, 2022, Prosperity had $37.844 billion in total assets, an increase of $1.331 billion or 3.6%, compared with $36.512 billion at September 30, 2021.

Loans at September 30, 2022 were $18.506 billion, a decrease of $451.4 million or 2.4%, compared with $18.958 billion at September 30, 2021, primarily due to decreases in Warehouse Purchase Program, PPP and commercial real estate loans, partially offset by increases in 1-4 family residential and construction, land development and other land loans. Linked quarter loans increased $297.4 million or 1.6% (6.5% annualized) from $18.209 billion at June 30, 2022. Excluding Warehouse Purchase Program and PPP loans, loans at September 30, 2022 were $17.575 billion compared to $16.594 billion at September 30, 2021, an increase of $980.7 million or 5.9%. Linked quarter loans, excluding Warehouse Purchase Program and PPP loans, increased $530.8 million or 3.1% (12.5% annualized) from $17.044 billion at June 30, 2022.

As part of its lending activities, Prosperity extends credit to oil and gas production and servicing companies. Oil and gas production loans are loans to companies directly involved in the exploration and/or production of oil and gas. Oil and gas servicing loans are loans to companies that provide services for oil and gas production and exploration. At September 30, 2022, oil and gas loans totaled $410.1 million (net of discount and excluding PPP loans totaling $4.7 million) or 2.2% of total loans, of which $190.3 million were production loans and $219.7 million were servicing loans, compared with total oil and gas loans of $569.3 million (net of discount and excluding PPP loans totaling $55.8 million) or 3.0% of total loans at September 30, 2021, of which $352.4 million were production loans and $216.9 million were servicing loans. In addition, as of September 30, 2022, Prosperity had total unfunded commitments to oil and gas companies of $463.3 million compared with total unfunded commitments to oil and gas companies of $363.3 million as of September 30, 2021. Unfunded commitments to producers include letters of credit issued in lieu of oil well plugging bonds.

Deposits at September 30, 2022 were $29.300 billion, a decrease of $151.6 million or 0.5%, compared with $29.452 billion at September 30, 2021. Linked quarter deposits decreased $565.5 million or 1.9% from $29.866 billion at June 30, 2022, primarily due to a decrease in public fund deposits. Prosperity generally experiences seasonality with its public fund deposits, as public fund customers use the tax dollars they receive in December and January throughout the year, resulting in lower deposit balances in the second and third quarters of the year. On a linked quarter basis, noninterest-bearing deposits increased by $122.0 million.

Asset Quality

Nonperforming assets totaled $19.9 million or 0.06% of quarterly average interest-earning assets at September 30, 2022 compared with $36.5 million or 0.11% of quarterly average interest-earning assets at September 30, 2021 and $22.2 million or 0.07% of quarterly average interest-earning assets at June 30, 2022.

The allowance for credit losses on loans and off-balance sheet credit exposures was $312.1 million at September 30, 2022 compared with $317.1 million at September 30, 2021 and $313.9 million at June 30, 2022. There was no provision for credit losses for the three and nine months ended September 30, 2022 and 2021.

The allowance for credit losses on loans was $282.2 million or 1.52% of total loans at September 30, 2022 compared with $287.2 million or 1.51% of total loans at September 30, 2021 and $284.0 million or 1.56% of total loans at June 30, 2022. Excluding Warehouse Purchase Program and PPP loans, the allowance for credit losses on loans to total loans was 1.61%(1) at September 30, 2022 compared with 1.73%(1) at September 30, 2021 and 1.67%(1) at June 30, 2022.

Net charge-offs were $1.8 million for the three months ended September 30, 2022 compared with net charge-offs of $15.7 million for the three months ended September 30, 2021 and net charge-offs of $1.2 million for the three months ended June 30, 2022. During the third quarter of 2022, net charge-offs did not include any purchased credit deteriorated (“PCD”) loans and $16 thousand of specific reserves on resolved PCD loans was released to the general reserve.

Net charge-offs were $4.2 million for the nine months ended September 30, 2022 compared with $28.9 million for the nine months ended September 30, 2021. Net charge-offs for the nine months ended September 30, 2022 did not include any PCD loans and $2.0 million of specific reserves on resolved PCD loans was released to the general reserve during the period.

Dividend

Prosperity Bancshares declared a fourth quarter cash dividend of $0.55 per share to be paid on January 3, 2023, to all shareholders of record as of December 15, 2022, an increase of $0.03 per share, or 5.8%, from the prior quarter.

Stock Repurchase Program

On January 18, 2022, Prosperity Bancshares announced a stock repurchase program under which up to 5%, or approximately

4.61 million shares, of its outstanding common stock may be acquired over a one-year period expiring on January 18, 2023, at the discretion of management. Under its 2022 stock repurchase program, Prosperity Bancshares repurchased zero shares of its common stock during the three months ended September 30, 2022 and 981,884 shares of its common stock at an average weighted price of $66.90 per share during the nine months ended September 30, 2022.

Pending Acquisition of First Bancshares of Texas, Inc.

On October 11, 2022, Prosperity Bancshares and First Bancshares of Texas, Inc. (“First Bancshares”) jointly announced the signing of a definitive merger agreement whereby First Bancshares, the parent company of FirstCapital Bank of Texas, N.A., (“FirstCapital Bank”) will merge with and into Prosperity. FirstCapital Bank operates 16 banking offices in 6 different markets in West, North and Central Texas areas, including its main office in Midland, and banking offices in Midland, Lubbock, Amarillo, Wichita Falls, Burkburnett, Byers, Henrietta, Dallas, Horseshoe Bay, Marble Falls and Fredericksburg, Texas.  As of June 30, 2022, First Bancshares, on a consolidated basis, reported total assets of $2.121 billion, total loans of $1.589 billion and total deposits of $1.781 billion.

Under the terms of the merger agreement, Prosperity will issue 3,583,370 shares of Prosperity common stock plus $93.4 million in cash for all outstanding shares of First Bancshares capital stock, subject to certain conditions and potential adjustments. Based on Prosperity’s closing price of $69.27 on October 7, 2022, the total consideration was valued at approximately $341.6 million. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the shareholders of First Bancshares. The transaction is expected to close during the first quarter of 2023, although delays could occur.

Pending Acquisition of Lone Star State Bancshares, Inc.

On October 11, 2022, Prosperity Bancshares and Lone Star State Bancshares, Inc. (“Lone Star”) jointly announced the signing of a definitive merger agreement whereby Lone Star, the parent company of Lone Star State Bank of West Texas (“Lone Star Bank”) will merge with and into Prosperity. Lone Star Bank operates 5 banking offices in the West Texas area, including its main office in Lubbock, and 1 banking center in each of Brownfield, Midland, Odessa and Big Spring, Texas.  As of June 30, 2022, Lone Star, on a consolidated basis, reported total assets of $1.305 billion, total loans of $933.5 million and total deposits of $1.174 billion.

Under the terms of the merger agreement, Prosperity will issue 2,376,182 shares of Prosperity common stock plus $64.1 million in cash for all outstanding shares of Lone Star capital stock, subject to certain conditions and potential adjustments. Based on Prosperity’s closing price of $69.27 on October 7, 2022, the total consideration was valued at approximately $228.7 million. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the shareholders of Lone Star. The transaction is expected to close during the first quarter of 2023, although delays could occur.

Conference Call

Prosperity’s management team will host a conference call on Wednesday, October 26, 2022, at 11:30 a.m. Eastern Time (10:30 a.m. Central Time) to discuss Prosperity’s third quarter 2022 earnings. Individuals and investment professionals may participate in the call by dialing 877-883-0383 for domestic participants, or 412-902-6506 for international participants. The participant elite entry number is 7408913.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybankusa.com. The webcast may be accessed from Prosperity’s home page by selecting “Presentations, Webcasts & Calls” from the menu on the Investor Relations link and following the instructions.

Non-GAAP Financial Measures

Prosperity’s management uses certain non-GAAP financial measures to evaluate its performance. Specifically, Prosperity reviews return on average tangible common equity; tangible book value per share; the tangible equity to tangible assets ratio; allowance for credit losses on loans to total loans excluding Warehouse Purchase Program and PPP loans; and the efficiency ratio excluding net gains and losses on the sale or write down of assets and securities, for internal planning and forecasting purposes. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity’s financial results and their presentation, together with the accompanying reconciliations, provides a more complete understanding of factors and trends affecting Prosperity’s business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP financial measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP financial measures should not be considered a substitute for, nor of greater importance than, GAAP basis financial measures and results; Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. Please refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures to the nearest respective GAAP financial measures.

Prosperity Bancshares, Inc. ®

As of September 30, 2022, Prosperity Bancshares, Inc.® is a $37.844 billion Houston, Texas based regional financial holding company providing personal banking services and investments to consumers and businesses throughout Texas and Oklahoma.  Founded in 1983, Prosperity believes in a community banking philosophy, taking care of customers, businesses and communities in the areas it serves by providing financial solutions to simplify everyday financial needs. In addition to offering traditional deposit and loan products, Prosperity offers digital banking solutions, credit and debit cards, mortgage services, retail brokerage services, trust and wealth management, and treasury management.

Prosperity currently operates 272 full-service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 62 in the Dallas/Fort Worth area; 22 in the East Texas area; 29 in the Central Texas area including Austin and San Antonio; 34 in the West Texas area including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area; 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area.

Cautionary Notes on Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity’s management on the conference call may contain, forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public.  Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates and projections about Prosperity Bancshares and its subsidiaries. These forward-looking statements may include information about Prosperity’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement, as well as expectations regarding the effects of the COVID-19 pandemic on Prosperity’s operating income, financial condition and cash flows. These forward‑looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity currently believes to be valid.  Because forward-looking statements relate to future results and occurrences, many of which are outside of Prosperity’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, First Bancshares, Lone Star or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of a party to terminate the merger agreement with First Bancshares or Lone Star, as applicable, the outcome of any legal proceedings that may be instituted against Prosperity, First Bancshares or Lone Star, delays in completing either of the transactions, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of each of the transactions) or First Bancshares shareholder approval or Lone Star shareholder approval or to satisfy any of the other conditions to the transactions on a timely basis or at all, the possibility that the anticipated benefits of the transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the West Texas area and the West, North and Central Texas area where First Bancshares and Lone Star, respectively, do a majority of their respective business and Prosperity has a significant presence, the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions, Prosperity’s ability to complete the acquisition and integration of First Bancshares and of Lone Star successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transactions. Prosperity disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2021, and other reports and statements Prosperity has filed with the Securities and Exchange Commission (“SEC”). Copies of the SEC filings for Prosperity may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Additional Information about the First Bancshares Merger and Where to Find It

In connection with the proposed merger of First Bancshares into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of First Bancshares. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of First Bancshares seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FIRST BANCSHARES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to First Bancshares of Texas, Inc., 310 West Wall Street, Suite 1200, Midland, Texas 79701, Attention: Ken Burgess, (844) 322-8392.

Additional Information about the Lone Star Merger and Where to Find It

In connection with the proposed merger of Lone Star into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Lone Star. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Lone Star seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LONE STAR AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to Lone Star State Bancshares, Inc., 6220 Milwaukee Avenue, Lubbock, Texas 79424, Attention: Alan Lackey, (806) 771-7717.

Participants in the Solicitation

Prosperity, First Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Bancshares in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Prosperity, Lone Star and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lone Star in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2022 Annual Meeting of Shareholders filed with the SEC on March 14, 2022, and other documents filed by Prosperity with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Caldwell	McKinney	Tyler-South Broadway	Rosenberg
College Station	McKinney Eldorado	Tyler-University	Shadow Creek	Odessa
Crescent Point	McKinney Redbud	Winnsboro	Spring	Grandview
Hearne	North Carrolton		Tomball	Grant
Huntsville	Park Cities	Houston Area	Waller	Kermit Highway
Madisonville	Plano	Houston	West Columbia	Parkway
Navasota	Plano-West	Aldine	Wharton
New Waverly	Preston Forest	Alief	Winnie	Other West Texas Area
Rock Prairie	Preston Parker	Bellaire	Wirt	Locations
Southwest Parkway	Preston Royal	Beltway		Big Spring
Tower Point	Red Oak	Clear Lake	South Texas Area -	Brownfield
Wellborn Road	Richardson	Copperfield	Corpus Christi	Brownwood
	Richardson-West	Cypress	Calallen	Cisco
Central Texas Area	Rosewood Court	Downtown	Carmel	Comanche
Austin	The Colony	Eastex	Northwest	Early
Allandale	Tollroad	Fairfield	Saratoga	Floydada
Cedar Park	Trinity Mills	First Colony	Timbergate	Gorman
Congress	Turtle Creek	Fry Road	Water Street	Levelland
Lakeway	West 15th Plano	Gessner		Littlefield
Liberty Hill	West Allen	Gladebrook	Victoria	Merkel
Northland	Westmoreland	Grand Parkway	Victoria Main	Plainview
Oak Hill	Wylie	Heights	Victoria-Navarro	San Angelo
Research Blvd		Highway 6 West	Victoria-North	Slaton
Westlake	Fort Worth	Little York	Victoria Salem	Snyder
	Haltom City	Medical Center
Other Central Texas Area	Hulen	Memorial Drive	Other South Texas Area	Oklahoma
Locations	Keller	Northside	Locations	Central Oklahoma Area
Bastrop	Museum Place	Pasadena	Alice	Oklahoma City
Canyon Lake	Renaissance Square	Pecan Grove	Aransas Pass	23rd Street
Dime Box	Roanoke	Pin Oak	Beeville	Expressway
Dripping Springs	Stockyards	River Oaks	Colony Creek	I-240
Elgin		Sugar Land	Cuero	Memorial
Flatonia	Other Dallas/Fort Worth Area	SW Medical Center	Edna
Georgetown	Locations	Tanglewood	Goliad	Other Central Oklahoma Area
Gruene	Arlington	The Plaza	Gonzales	Locations
Kingsland	Azle	Uptown	Hallettsville	Edmond
La Grange	Ennis	Waugh Drive	Kingsville	Norman
Lexington	Gainesville	Westheimer	Mathis
New Braunfels	Glen Rose	West University	Padre Island	Tulsa Area
Pleasanton	Granbury	Woodcreek	Palacios	Tulsa
Round Rock	Grand Prairie		Port Lavaca	Garnett
San Antonio	Jacksboro	Katy	Portland	Harvard
Schulenburg	Mesquite	Cinco Ranch	Rockport	Memorial
Seguin	Muenster	Katy-Spring Green	Sinton	Sheridan
Smithville	Runaway Bay		Taft	S. Harvard
Thorndale	Sanger	The Woodlands	Yoakum	Utica Tower
Weimar	Waxahachie	The Woodlands-College Park	Yorktown	Yale
	Weatherford	The Woodlands-I-45
Dallas/Fort Worth Area		The Woodlands-Research Forest	West Texas Area	Other Tulsa Area Locations
Dallas	East Texas Area		Abilene	Owasso
14th Street Plano	Athens	Other Houston Area	Antilley Road
Abrams Centre	Blooming Grove	Locations	Barrow Street
Addison	Canton	Angleton	Cypress Street
Allen	Carthage	Bay City	Judge Ely
Balch Springs	Corsicana	Beaumont	Mockingbird
Camp Wisdom	Crockett	Cleveland
Carrollton	Eustace	East Bernard	Lubbock
Cedar Hill	Gilmer	El Campo	4th Street
Coppell	Grapeland	Dayton	66th Street
East Plano	Gun Barrel City	Galveston	82nd Street
Euless	Jacksonville	Groves	86th Street
Frisco	Kerens	Hempstead	98th Street
Frisco Warren	Longview	Hitchcock	Avenue Q
Frisco-West	Mount Vernon	Liberty	North University

 - - -

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Balance Sheet Data (at period end)
Loans held for sale	$2,871	$3,350	$2,810	$7,274	$10,197
Loans held for investment	17,580,653	17,067,871	16,720,173	16,833,171	16,949,486
Loans held for investment - Warehouse Purchase Program	922,764	1,137,623	1,344,541	1,775,699	1,998,049
Total loans	18,506,288	18,208,844	18,067,524	18,616,144	18,957,732

Investment securities(A)	14,806,487	14,912,313	14,798,127	12,818,901	12,629,368
Federal funds sold	244	201	274	241	237
Allowance for credit losses on loans	(282,179)	(283,959)	(285,163)	(286,380)	(287,187)
Cash and due from banks	602,152	393,716	1,560,321	2,547,739	1,055,386
Goodwill	3,231,636	3,231,636	3,231,636	3,231,636	3,231,636
Core deposit intangibles, net	53,906	56,483	59,064	61,684	64,539
Other real estate owned	1,758	1,555	1,705	622	150
Fixed assets, net	337,099	335,939	336,075	319,799	322,799
Other assets	586,111	530,528	501,623	523,584	537,459
Total assets	$37,843,502	$37,387,256	$38,271,186	$37,833,970	$36,512,119

Noninterest-bearing deposits	$11,154,143	$11,032,184	$10,776,652	$10,750,034	$10,326,489
Interest-bearing deposits	18,145,952	18,833,434	20,291,658	20,021,728	19,125,163
Total deposits	29,300,095	29,865,618	31,068,310	30,771,762	29,451,652
Other borrowings	1,165,000	300,000	—	—	—
Securities sold under repurchase agreements	454,304	481,785	440,891	448,099	440,969
Allowance for credit losses on off-balance sheet credit exposures	29,947	29,947	29,947	29,947	29,947
Other liabilities	282,514	188,079	227,614	156,926	244,110
Total liabilities	31,231,860	30,865,429	31,766,762	31,406,734	30,166,678
Shareholders' equity(B)	6,611,642	6,521,827	6,504,424	6,427,236	6,345,441
Total liabilities and equity	$37,843,502	$37,387,256	$38,271,186	$37,833,970	$36,512,119

(A) Includes $(296), $1,517, $2,115, $2,290 and $2,483 in unrealized (losses) gains on available for sale securities for the quarterly periods ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively.

(B) Includes $(234), $1,198 $1,671, $1,809 and $1,961 in after-tax unrealized (losses) gains on available for sale securities for the quarterly periods ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Income Statement Data
Interest income:
Loans	$210,268	$192,770	$193,025	$206,209	$213,821	$596,063	$663,699
Securities(C)	68,761	64,111	55,011	46,857	46,217	187,883	128,602
Federal funds sold and other earning assets	525	925	847	563	302	2,297	993
Total interest income	279,554	257,806	248,883	253,629	260,340	786,243	793,294

Interest expense:
Deposits	14,669	8,641	8,754	8,685	11,578	32,064	44,228
Other borrowings	3,719	450	—	—	—	4,169	—
Securities sold under repurchase agreements	487	244	185	184	195	916	518
Total interest expense	18,875	9,335	8,939	8,869	11,773	37,149	44,746
Net interest income	260,679	248,471	239,944	244,760	248,567	749,094	748,548
Provision for credit losses	—	—	—	—	—	—	—
Net interest income after provision for credit losses	260,679	248,471	239,944	244,760	248,567	749,094	748,548

Noninterest income:
Nonsufficient funds (NSF) fees	8,887	8,484	8,124	8,401	7,962	25,495	21,209
Credit card, debit card and ATM card income	8,889	8,880	8,179	8,894	8,837	25,948	25,786
Service charges on deposit accounts	6,222	6,365	6,211	6,237	6,115	18,798	18,155
Trust income	3,174	2,875	2,703	2,698	2,467	8,752	7,580
Mortgage income	340	502	455	685	1,396	1,297	7,617
Brokerage income	940	917	892	953	861	2,749	2,367
Bank owned life insurance income	1,214	1,293	1,283	1,317	1,325	3,790	3,911
Net gain (loss) on sale or write-down of assets	50	1,108	689	1,165	255	1,847	(68)
Other noninterest income	4,972	7,170	6,586	5,407	5,427	18,728	17,652
Total noninterest income	34,688	37,594	35,122	35,757	34,645	107,404	104,209

Noninterest expense:
Salaries and benefits	79,578	80,371	79,411	76,496	78,412	239,360	234,060
Net occupancy and equipment	8,412	8,039	7,848	8,140	8,165	24,299	24,044
Credit and debit card, data processing and software amortization	9,516	9,246	8,849	9,050	9,103	27,611	26,054
Regulatory assessments and FDIC insurance	2,807	2,851	2,850	2,801	2,497	8,508	7,837
Core deposit intangibles amortization	2,577	2,581	2,620	2,855	2,878	7,778	8,696
Depreciation	4,436	4,539	4,547	4,518	4,524	13,522	13,577
Communications	3,374	3,206	2,919	3,134	3,013	9,499	8,894
Other real estate expense	198	195	214	24	30	607	472
Net loss (gain) on sale or write-down of other real estate	(213)	14	(621)	2	4	(820)	(2,722)
Other noninterest expense	11,529	11,836	11,213	12,518	11,189	34,578	33,170
Total noninterest expense	122,214	122,878	119,850	119,538	119,815	364,942	354,082
Income before income taxes	173,153	163,187	155,216	160,979	163,397	491,556	498,675
Provision for income taxes	37,333	34,697	32,890	34,192	34,807	104,920	106,165
Net income available to common shareholders	$135,820	$128,490	$122,326	$126,787	$128,590	$386,636	$392,510

(C) Interest income on securities was reduced by net premium amortization of $9,947, $11,450, $12,857, $16,006 and $15,141 for the three months ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively, and $34,254 and $42,421 for the nine months ended September 30, 2022 and September 30, 2021, respectively.

Prosperity Bancshares, Inc. ®

Financial Highlights (Unaudited)

(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended								Year-to-Date
	Sep 30, 2022		Jun 30, 2022		Mar 31, 2022		Dec 31, 2021	Sep 30, 2021	Sep 30, 2022		Sep 30, 2021

Profitability
Net income (D) (E)	$135,820		$128,490		$122,326		$126,787	$128,590	$386,636		$392,510

Basic earnings per share	$1.49		$1.40		$1.33		$1.38	$1.39	$4.22		$4.23
Diluted earnings per share	$1.49		$1.40		$1.33		$1.38	$1.39	$4.22		$4.23

Return on average assets (F)	1.45%		1.36%		1.29%		1.37%	1.42%	1.37%		1.47%
Return on average common equity (F)	8.24%		7.84%		7.54%		7.91%	8.07%	7.88%		8.32%
Return on average tangible common equity (F) (G)	16.44%		15.73%		15.30%		16.26%	16.72%	15.83%		17.53%
Tax equivalent net interest margin (D) (E) (H)	3.11%		2.97%		2.88%		2.97%	3.10%	2.99%		3.20%
Efficiency ratio (G) (I)	41.38%		43.12%		43.68%		42.79%	42.34%	42.70%		41.52%

Liquidity and Capital Ratios
Equity to assets	17.47%		17.44%		17.00%		16.99%	17.38%	17.47%		17.38%
Common equity tier 1 capital	15.44%	(J)	15.26%	(J)	15.32%	(J)	15.10%	14.84%	15.44%	(J)	14.84%
Tier 1 risk-based capital	15.44%	(J)	15.26%	(J)	15.32%	(J)	15.10%	14.84%	15.44%	(J)	14.84%
Total risk-based capital	16.09%	(J)	15.91%	(J)	15.99%	(J)	15.45%	15.20%	16.09%	(J)	15.20%
Tier 1 leverage capital	9.94%	(J)	9.58%	(J)	9.44%	(J)	9.62%	9.55%	9.94%	(J)	9.55%
Period end tangible equity to period end tangible assets (G)	9.62%		9.48%		9.19%		9.07%	9.18%	9.62%		9.18%

Other Data
Weighted-average shares used in computing earnings per common share
Basic	91,209		91,772		92,161		92,162	92,683	91,710		92,823
Diluted	91,209		91,772		92,161		92,162	92,683	91,710		92,823
Period end shares outstanding	91,210		91,196		92,160		92,170	92,160	91,210		92,160
Cash dividends paid per common share	$0.52		$0.52		$0.52		$0.52	$0.49	$1.56		$1.47
Book value per common share	$72.49		$71.51		$70.58		$69.73	$68.85	$72.49		$68.85
Tangible book value per common share (G)	$36.47		$35.46		$34.87		$34.00	$33.09	$36.47		$33.09

Common Stock Market Price
High	$77.93		$73.50		$80.46		$78.67	$72.97	$80.46		$83.02
Low	$65.37		$64.69		$69.08		$68.53	$64.40	$64.69		$64.40
Period end closing price	$66.68		$68.27		$69.38		$72.35	$71.13	$66.68		$71.13
Employees – FTE (excluding overtime)	3,592		3,576		3,595		3,704	3,625	3,592		3,625
Number of banking centers	272		272		272		273	273	272		273

(D) Includes purchase accounting adjustments for the periods presented as follows:

	Three Months Ended					Year-to-Date
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Loan discount accretion
ASC 310-20	$912	$(265)	$4,674	$4,635	$3,761	$5,321	$26,805
ASC 310-30	$322	$324	$521	$731	$1,618	$1,167	$7,107
Securities net amortization	$40	$12	$52	$139	$136	$104	$418
Time deposits amortization	$68	$84	$100	$127	$201	$252	$1,035

(E) Using effective tax rate of 21.6%, 21.3%, 21.2%, 21.2% and 21.3% for the three months ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively, and 21.3% for the nine months ended September 30, 2022 and September 30, 2021.

(F) Interim periods annualized.

(G) Refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

(H) Net interest margin for all periods presented is based on average balances on an actual 365-day basis.

(I) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale or write down of assets and securities. Additionally, taxes are not part of this calculation.

(J)  Beginning on January 1, 2022, the cumulative amount of the current expected credit loss (“CECL”) transition adjustments is being phased in over a three-year transition period.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Sep 30, 2022				Jun 30, 2022				Sep 30, 2021
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(K)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(K)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(K)
Interest-earning assets:
Loans held for sale	$4,136	$57	5.47%		$3,199	$40	5.02%		$11,714	$91	3.08%
Loans held for investment	17,275,866	199,417	4.58%		16,799,609	182,286	4.35%		17,102,998	199,019	4.62%
Loans held for investment - Warehouse Purchase Program	938,589	10,794	4.56%		1,257,521	10,444	3.33%		1,836,252	14,711	3.18%
Total Loans	18,218,591	210,268	4.58%		18,060,329	192,770	4.28%		18,950,964	213,821	4.48%
Investment securities	14,962,847	68,761	1.82%	(L)	14,989,666	64,111	1.72%	(L)	12,184,964	46,217	1.50%	(L)
Federal funds sold and other earning assets	87,859	525	2.37%		540,907	925	0.69%		734,787	302	0.16%
Total interest-earning assets	33,269,297	279,554	3.33%		33,590,902	257,806	3.08%		31,870,715	260,340	3.24%
Allowance for credit losses on loans	(283,244)				(284,550)				(301,011)
Noninterest-earning assets	4,480,512				4,448,060				4,728,965
Total assets	$37,466,565				$37,754,412				$36,298,669

Interest-bearing liabilities:
Interest-bearing demand deposits	$6,155,511	$2,345	0.15%		$6,437,614	$2,154	0.13%		$6,089,678	$3,614	0.24%
Savings and money market deposits	10,172,986	9,479	0.37%		10,702,273	4,473	0.17%		9,944,664	4,522	0.18%
Certificates and other time deposits	2,185,529	2,845	0.52%		2,409,663	2,014	0.34%		2,897,123	3,442	0.47%
Other borrowings	577,828	3,719	2.55%		112,582	450	1.60%		—	—	—
Securities sold under repurchase agreements	473,584	487	0.41%		463,108	244	0.21%		448,338	195	0.17%
Total interest-bearing liabilities	19,565,438	18,875	0.38%	(M)	20,125,240	9,335	0.19%	(M)	19,379,803	11,773	0.24%	(M)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	11,048,856				10,855,802				10,286,062
Allowance for credit losses on off-balance sheet credit exposures	29,947				29,947				29,947
Other liabilities	231,812				186,344				229,502
Total liabilities	30,876,053				31,197,333				29,925,314
Shareholders' equity	6,590,512				6,557,079				6,373,355
Total liabilities and shareholders' equity	$37,466,565				$37,754,412				$36,298,669

Net interest income and margin		$260,679	3.11%			$248,471	2.97%			$248,567	3.09%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		458				445				551
Net interest income and margin (tax equivalent basis)		$261,137	3.11%			$248,916	2.97%			$249,118	3.10%

(K) Annualized and based on an actual 365-day basis.

(L) Yield on securities was impacted by net premium amortization of $9,947, $11,450 and $15,141 for the three months ended September 30, 2022, June 31, 2022 and September 30, 2021, respectively.

(M) Total cost of funds, including noninterest bearing deposits, was 0.24%, 0.12% and 0.16% for the three months ended September 30, 2022, June 31, 2022 and September 30, 2021, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	Sep 30, 2022				Sep 30, 2021
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(N)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(N)
Interest-earning assets:
Loans held for sale	$3,980	$137	4.60%		$19,507	$439	3.01%
Loans held for investment	16,931,422	564,736	4.46%		17,228,462	613,813	4.76%
Loans held for investment - Warehouse Purchase Program	1,153,762	31,190	3.61%		2,061,432	49,447	3.21%
Total loans	18,089,164	596,063	4.41%		19,309,401	663,699	4.60%
Investment securities	14,579,521	187,883	1.72%	(O)	10,849,373	128,602	1.58%	(O)
Federal funds sold and other earning assets	913,923	2,297	0.34%		1,151,647	993	0.12%
Total interest-earning assets	33,582,608	786,243	3.13%		31,310,421	793,294	3.39%
Allowance for credit losses on loans	(284,486)				(307,500)
Noninterest-earning assets	4,462,318				4,644,874
Total assets	$37,760,440				$35,647,795

Interest-bearing liabilities:
Interest-bearing demand deposits	$6,453,810	$6,951	0.14%		$6,160,988	$15,028	0.33%
Savings and money market deposits	10,579,351	17,978	0.23%		9,747,706	15,765	0.22%
Certificates and other time deposits	2,409,251	7,135	0.40%		2,969,151	13,435	0.60%
Other borrowings	232,253	4,169	2.40%		—	—	—
Securities sold under repurchase agreements	462,994	916	0.26%		403,254	518	0.17%
Total interest-bearing liabilities	20,137,659	37,149	0.25%	(P)	19,281,099	44,746	0.31%	(P)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	10,848,605				9,855,599
Allowance for credit losses on off-balance sheet credit exposures	29,947				29,947
Other liabilities	198,196				194,347
Total liabilities	31,214,407				29,360,992
Shareholders' equity	6,546,033				6,286,803
Total liabilities and shareholders' equity	37,760,440				$35,647,795

Net interest income and margin		$749,094	2.98%			$748,548	3.20%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		1,375				1,772
Net interest income and margin (tax equivalent basis)		$750,469	2.99%			$750,320	3.20%

(N) Annualized and based on an actual 365-day basis.

(O) Yield on securities was impacted by net premium amortization of $34,254 and $42,421 for the nine months ended September 30, 2022 and 2021, respectively.

(P) Total cost of funds, including noninterest bearing deposits, was 0.16% and 0.21% for the nine months ended September 30, 2022 and 2021, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
YIELD TREND (Q)

Interest-Earning Assets:
Loans held for sale	5.47%	5.02%	3.52%	3.20%	3.08%
Loans held for investment	4.58%	4.35%	4.44%	4.53%	4.62%
Loans held for investment - Warehouse Purchase Program	4.56%	3.33%	3.18%	3.12%	3.18%
Total loans	4.58%	4.28%	4.35%	4.40%	4.48%
Investment securities (R)	1.82%	1.72%	1.62%	1.46%	1.50%
Federal funds sold and other earning assets	2.37%	0.69%	0.16%	0.16%	0.16%
Total interest-earning assets	3.33%	3.08%	2.98%	3.07%	3.24%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.15%	0.13%	0.15%	0.14%	0.24%
Savings and money market deposits	0.37%	0.17%	0.15%	0.15%	0.18%
Certificates and other time deposits	0.52%	0.34%	0.35%	0.38%	0.47%
Other borrowings	2.55%	1.60%	—	—	—
Securities sold under repurchase agreements	0.41%	0.21%	0.17%	0.17%	0.17%
Total interest-bearing liabilities	0.38%	0.19%	0.17%	0.18%	0.24%

Net Interest Margin	3.11%	2.97%	2.87%	2.96%	3.09%
Net Interest Margin (tax equivalent)	3.11%	2.97%	2.88%	2.97%	3.10%

(Q) Annualized and based on average balances on an actual 365-day basis.

(R) Yield on securities was impacted by net premium amortization of $9,947, $11,450, $12,857, $16,006 and $15,141 for the three months ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Balance Sheet Averages
Loans held for sale	$4,136	$3,199	$4,611	$8,794	$11,714
Loans held for investment	17,275,866	16,799,609	16,712,690	16,830,163	17,102,998
Loans held for investment - Warehouse Purchase Program	938,589	1,257,521	1,268,715	1,772,971	1,836,252
Total Loans	18,218,591	18,060,329	17,986,016	18,611,928	18,950,964

Investment securities	14,962,847	14,989,666	13,772,974	12,751,857	12,184,964
Federal funds sold and other earning assets	87,859	540,907	2,135,503	1,393,859	734,787
Total interest-earning assets	33,269,297	33,590,902	33,894,493	32,757,644	31,870,715
Allowance for credit losses on loans	(283,244)	(284,550)	(285,692)	(287,191)	(301,011)
Cash and due from banks	302,479	309,223	326,552	329,406	570,765
Goodwill	3,231,637	3,231,637	3,231,637	3,231,637	3,231,637
Core deposit intangibles, net	55,158	57,728	60,346	63,091	65,955
Other real estate	1,652	1,639	1,893	321	279
Fixed assets, net	336,657	336,242	327,297	321,524	323,584
Other assets	552,929	511,591	510,944	530,603	536,745
Total assets	$37,466,565	$37,754,412	$38,067,470	$36,947,035	$36,298,669

Noninterest-bearing deposits	$11,048,856	$10,855,802	$10,636,624	$10,587,441	$10,286,062
Interest-bearing demand deposits	6,155,511	6,437,614	6,775,114	6,196,283	6,089,678
Savings and money market deposits	10,172,986	10,702,273	10,870,461	10,286,650	9,944,664
Certificates and other time deposits	2,185,529	2,409,663	2,637,529	2,766,123	2,897,123
Total deposits	29,562,882	30,405,352	30,919,728	29,836,497	29,217,527
Other borrowings	577,828	112,582	—	—	—
Securities sold under repurchase agreements	473,584	463,108	452,054	432,981	448,338
Allowance for credit losses on off-balance sheet credit exposures	29,947	29,947	29,947	29,947	29,947
Other liabilities	231,812	186,344	176,360	234,746	229,502
Shareholders' equity	6,590,512	6,557,079	6,489,381	6,412,864	6,373,355
Total liabilities and equity	$37,466,565	$37,754,412	$38,067,470	$36,947,035	$36,298,669

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Sep 30, 2022		Jun 30, 2022		Mar 31, 2022		Dec 31, 2021		Sep 30, 2021
Period End Balances

Loan Portfolio
Commercial and industrial	$2,188,029	11.8%	$2,155,727	11.8%	$2,007,783	11.1%	$2,050,631	11.0%	$1,841,899	9.7%
Warehouse purchase program	922,764	5.0%	1,137,623	6.2%	1,344,541	7.4%	1,775,699	9.5%	1,998,049	10.6%
Construction, land development and other land loans	2,659,552	14.4%	2,460,526	13.5%	2,327,837	12.9%	2,299,715	12.4%	2,269,417	12.0%
1-4 family residential	5,447,993	29.4%	5,156,200	28.3%	4,970,620	27.5%	4,860,419	26.1%	4,709,468	24.8%
Home equity	943,197	5.1%	932,725	5.1%	870,130	4.8%	808,289	4.4%	746,426	3.9%
Commercial real estate (includes multi-family residential)	4,966,243	26.8%	4,967,662	27.3%	5,150,555	28.5%	5,251,368	28.2%	5,550,841	29.3%
Agriculture (includes farmland)	670,603	3.6%	665,960	3.7%	617,418	3.4%	620,338	3.3%	631,497	3.3%
Consumer and other	288,834	1.6%	274,532	1.5%	246,433	1.4%	288,496	1.6%	274,980	1.5%
Energy	410,069	2.2%	430,339	2.4%	445,949	2.5%	491,305	2.6%	569,314	3.0%
Paycheck Protection Program	9,004	0.1%	27,550	0.2%	86,258	0.5%	169,884	0.9%	365,841	1.9%
Total loans	$18,506,288		$18,208,844		$18,067,524		$18,616,144		$18,957,732

Deposit Types
Noninterest-bearing DDA	$11,154,143	38.1%	$11,032,184	36.9%	$10,776,652	34.7%	$10,750,034	34.9%	$10,326,489	35.0%
Interest-bearing DDA	6,027,157	20.6%	6,331,314	21.2%	6,603,934	21.2%	6,741,092	21.9%	6,088,923	20.7%
Money market	6,438,787	22.0%	6,646,726	22.3%	7,603,329	24.5%	7,178,904	23.3%	6,864,664	23.3%
Savings	3,563,776	12.1%	3,597,820	12.0%	3,543,300	11.4%	3,401,727	11.1%	3,293,850	11.2%
Certificates and other time deposits	2,116,232	7.2%	2,257,574	7.6%	2,541,095	8.2%	2,700,005	8.8%	2,877,726	9.8%
Total deposits	$29,300,095		$29,865,618		$31,068,310		$30,771,762		$29,451,652

Loan to Deposit Ratio	63.2%		61.0%		58.2%		60.5%		64.4%

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

Construction Loans

	Sep 30, 2022		Jun 30, 2022		Mar 31, 2022		Dec 31, 2021		Sep 30, 2021

Single family residential construction	$1,004,000	37.8%	$911,443	37.0%	$816,072	35.0%	$728,393	31.7%	$659,248	29.0%
Land development	145,303	5.5%	133,398	5.4%	103,853	4.5%	99,099	4.3%	92,623	4.1%
Raw land	343,066	12.9%	316,750	12.9%	310,987	13.4%	322,673	14.0%	315,803	13.9%
Residential lots	237,714	8.9%	223,703	9.1%	212,029	9.1%	206,978	9.0%	195,201	8.6%
Commercial lots	181,679	6.8%	184,794	7.5%	183,760	7.9%	184,901	8.0%	169,189	7.5%
Commercial construction and other	747,803	28.1%	690,453	28.1%	701,148	30.1%	757,687	33.0%	837,436	36.9%
Net unaccreted discount	(13)		(15)		(12)		(16)		(83)
Total construction loans	$2,659,552		$2,460,526		$2,327,837		$2,299,715		$2,269,417

Non-Owner Occupied Commercial Real Estate Loans by Metropolitan Statistical Area (MSA) as of September 30, 2022

	Houston	Dallas	Austin	OK City	Tulsa	Other (S)	Total
Collateral Type
Shopping center/retail	$422,432	$257,332	$50,427	$18,868	$27,159	$276,875	$1,053,093
Commercial and industrial buildings	160,956	78,735	18,646	32,753	16,267	166,892	474,249
Office buildings	92,541	322,061	26,391	68,836	4,378	64,189	578,396
Medical buildings	82,266	20,237	2,525	20,961	39,028	51,973	216,990
Apartment buildings	79,475	64,631	12,259	13,995	8,239	147,840	326,439
Hotel	92,257	68,683	44,188	28,364	—	131,290	364,782
Other	73,549	76,947	32,797	7,512	2,593	71,337	264,735
Total	$1,003,476	$888,626	$187,233	$191,289	$97,664	$910,396	$3,278,684	(T)

Acquired Loans

	Non-PCD Loans			PCD Loans			Total Acquired Loans
	Balance at Acquisition Date	Balance at Jun 30, 2022	Balance at Sep 30, 2022	Balance at Acquisition Date	Balance at Jun 30, 2022	Balance at Sep 30, 2022	Balance at Acquisition Date		Balance at Jun 30, 2022	Balance at Sep 30, 2022
Loan marks:
Acquired banks (U)	$345,599	$3,734	$2,836	$320,052	$3,993	$3,671	$665,651		$7,727	$6,507

Acquired portfolio loan balances:
Acquired banks (U)	12,286,159	1,559,270	1,410,748	689,573	68,125	66,613	12,975,732	(V)	1,627,395	1,477,361

Acquired portfolio loan balances less loan marks	$11,940,560	$1,555,536	$1,407,912	$369,521	$64,132	$62,942	$12,310,081		$1,619,668	$1,470,854

(S) Includes other MSA and non-MSA regions.

(T) Represents a portion of total commercial real estate loans of $4.966 billion as of September 30, 2022.

(U) Includes Bank Arlington, American State Bank, Community National Bank, First Federal Bank Texas, Coppermark Bank, First Victoria National Bank, The F&M Bank & Trust Company, Tradition Bank and LegacyTexas Bank.

(V) Actual principal balances acquired.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Asset Quality
Nonaccrual loans	$17,729	$20,619	$21,765	$26,269	$35,035	$17,729	$35,035
Accruing loans 90 or more days past due	378	13	3,695	887	1,038	378	1,038
Total nonperforming loans	18,107	20,632	25,460	27,156	36,073	18,107	36,073
Repossessed assets	13	—	19	310	326	13	326
Other real estate	1,758	1,555	1,705	622	150	1,758	150
Total nonperforming assets	$19,878	$22,187	$27,184	$28,088	$36,549	$19,878	$36,549

Nonperforming assets:
Commercial and industrial (includes energy)	$2,376	$2,964	$4,403	$6,150	$8,199	$2,376	$8,199
Construction, land development and other land loans	1,712	1,866	1,761	1,841	803	1,712	803
1-4 family residential (includes home equity)	13,986	14,335	11,899	11,990	11,117	13,986	11,117
Commercial real estate (includes multi-family residential)	1,364	2,448	7,685	7,276	15,691	1,364	15,691
Agriculture (includes farmland)	434	567	1,402	816	643	434	643
Consumer and other	6	7	34	15	96	6	96
Total	$19,878	$22,187	$27,184	$28,088	$36,549	$19,878	$36,549
Number of loans/properties	150	160	147	157	155	150	155
Allowance for credit losses on loans	$282,179	$283,959	$285,163	$286,380	$287,187	$282,179	$287,187

Net charge-offs (recoveries):
Commercial and industrial (includes energy)	$(15)	$(197)	$14	$177	$3,763	$(198)	$8,876
Construction, land development and other land loans	(4)	(5)	430	(162)	(4)	421	(114)
1-4 family residential (includes home equity)	(202)	(32)	87	(72)	66	(147)	107
Commercial real estate (includes multi-family residential)	757	395	(366)	(10)	11,180	786	18,286
Agriculture (includes farmland)	119	(9)	(103)	(102)	(63)	7	(39)
Consumer and other	1,125	1,052	1,155	976	755	3,332	1,765
Total	$1,780	$1,204	$1,217	$807	$15,697	$4,201	$28,881

Asset Quality Ratios
Nonperforming assets to average interest-earning assets	0.06%	0.07%	0.08%	0.09%	0.11%	0.06%	0.12%
Nonperforming assets to loans and other real estate	0.11%	0.12%	0.15%	0.15%	0.19%	0.11%	0.19%
Net charge-offs to average loans (annualized)	0.04%	0.03%	0.03%	0.02%	0.33%	0.03%	0.20%
Allowance for credit losses on loans to total loans	1.52%	1.56%	1.58%	1.54%	1.51%	1.52%	1.51%
Allowance for credit losses on loans to total loans, excluding Warehouse Purchase Program loans and Paycheck Protection Program loans (G)	1.61%	1.67%	1.71%	1.72%	1.73%	1.61%	1.73%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars and share amounts in thousands, except per share data)

NOTES TO SELECTED FINANCIAL DATA

Prosperity’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews return on average tangible common equity; tangible book value per share; the tangible equity to tangible assets ratio; allowance for credit losses on loans to total loans excluding Warehouse Purchase Program and PPP loans; and the efficiency ratio, excluding net gains and losses on the sale or write down of assets and securities, for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP financial measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses on loans to total loans (excluding Warehouse Purchase Program loans and PPP loans). Prosperity has included information below relating to these non-GAAP financial measures for the applicable periods presented.

	Three Months Ended					Year-to-Date
	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021

Reconciliation of return on average common equity to return on average tangible common equity:
Net income	$135,820	$128,490	$122,326	$126,787	$128,590	$386,636	$392,510
Average shareholders' equity	$6,590,512	$6,557,079	$6,489,381	$6,412,864	$6,373,355	$6,546,033	$6,286,803
Less: Average goodwill and other intangible assets	(3,286,795)	(3,289,365)	(3,291,983)	(3,294,728)	(3,297,592)	(3,289,362)	(3,300,990)
Average tangible shareholders’ equity	$3,303,717	$3,267,714	$3,197,398	$3,118,136	$3,075,763	$3,256,671	$2,985,813
Return on average tangible common equity (F)	16.44%	15.73%	15.30%	16.26%	16.72%	15.83%	17.53%

Reconciliation of book value per share to tangible book value per share:
Shareholders’ equity	$6,611,642	$6,521,827	$6,504,424	$6,427,236	$6,345,441	$6,611,642	$6,345,441
Less: Goodwill and other intangible assets	(3,285,541)	(3,288,119)	(3,290,700)	(3,293,320)	(3,296,175)	(3,285,541)	(3,296,175)
Tangible shareholders’ equity	$3,326,101	$3,233,708	$3,213,724	$3,133,916	$3,049,266	$3,326,101	$3,049,266

Period end shares outstanding	91,210	91,196	92,160	92,170	92,160	91,210	92,160
Tangible book value per share	$36.47	$35.46	$34.87	$34.00	$33.09	$36.47	$33.09

Reconciliation of equity to assets ratio to period end tangible equity to period end tangible assets ratio:
Tangible shareholders’ equity	$3,326,101	$3,233,708	$3,213,724	$3,133,916	$3,049,266	$3,326,101	$3,049,266
Total assets	$37,843,502	$37,387,256	$38,271,186	$37,833,970	$36,512,119	$37,843,502	$36,512,119
Less: Goodwill and other intangible assets	(3,285,541)	(3,288,119)	(3,290,700)	(3,293,320)	(3,296,175)	(3,285,541)	(3,296,175)
Tangible assets	$34,557,961	$34,099,137	$34,980,486	$34,540,650	$33,215,944	$34,557,961	$33,215,944
Period end tangible equity to period end tangible assets ratio	9.62%	9.48%	9.19%	9.07%	9.18%	9.62%	9.18%

Reconciliation of allowance for credit losses to total loans to allowance for credit losses on loans to total loans excluding Warehouse Purchase Program and Paycheck Protection Program loans:
Allowance for credit losses on loans	$282,179	$283,959	$285,163	$286,380	$287,187	$282,179	$287,187
Total loans	$18,506,288	$18,208,844	$18,067,524	$18,616,144	$18,957,732	$18,506,288	$18,957,732
Less: Warehouse Purchase Program loans	(922,764)	(1,137,623)	(1,344,541)	(1,775,699)	(1,998,049)	(922,764)	(1,998,049)
Less: Paycheck Protection Program loans	(9,004)	(27,550)	(86,258)	(169,884)	(365,841)	(9,004)	(365,841)
Total loans less Warehouse Purchase Program and Paycheck Protection Program loans	$17,574,520	$17,043,671	$16,636,725	$16,670,561	$16,593,842	$17,574,520	$16,593,842
Allowance for credit losses on loans to total loans excluding Warehouse Purchase Program and Paycheck Protection Program loans	1.61%	1.67%	1.71%	1.72%	1.73%	1.61%	1.73%

Reconciliation of efficiency ratio to efficiency ratio excluding net gains and losses on the sale of assets and securities:
Noninterest expense	$122,214	$122,878	$119,850	$119,538	$119,815	$364,942	$354,082

Net interest income	$260,679	$248,471	$239,944	$244,760	$248,567	$749,094	$748,548
Noninterest income	34,688	37,594	35,122	35,757	34,645	107,404	104,209
Less: net gain (loss) on sale or write down of assets	50	1,108	689	1,165	255	1,847	(68)
Noninterest income excluding net gains and losses on the sale or write down of assets and securities	34,638	36,486	34,433	34,592	34,390	105,557	104,277
Total income excluding net gains and losses on the sale or write down of assets and securities	$295,317	$284,957	$274,377	$279,352	$282,957	$854,651	$852,825
Efficiency ratio, excluding net gains and losses on the sale or write down of assets and securities	41.38%	43.12%	43.68%	42.79%	42.34%	42.70%	41.52%